Exhibit 99.1

SAFE BULKERS, INC.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

May 24, 2011

Dear Stockholder:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Safe Bulkers, Inc., which will be held on Monday, June 27, 2011 at 12:00 p.m. Greek local time at our principal executive offices at 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece.

The following Notice of 2011 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Polys Hajioannou
Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2011 ANNUAL MEETING OF STOCKHOLDERS AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2011 ANNUAL MEETING OF STOCKHOLDERS.

SAFE BULKERS, INC.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

_____________________

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MONDAY, JUNE 27, 2011

_____________________

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Stockholders of Safe Bulkers, Inc., a Marshall Islands corporation, will be held at 12:00 p.m. Greek local time, on Monday, June 27, 2011 at our principal executive offices at 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece for the following purposes:

1.      To elect two Class III directors to hold office until the annual meeting of stockholders in 2014 and until their respective successors have been duly elected and qualified;

2.      To ratify the appointment of our independent auditors; and

3.      To transact such other business as may properly come before the 2011 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of our common stock, par value $0.001 per share, at the close of business on May 16, 2011 will be entitled to receive notice of, and to vote at, the 2011 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2011 Annual Meeting of Stockholders. Whether or not you expect to attend the 2011 Annual Meeting of Stockholders in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2011 Annual Meeting of Stockholders. We look forward to seeing you.

By Order of the Board of Directors

Dr. Loukas Barmparis
President and Secretary
Athens, Greece
May 24, 2011

SAFE BULKERS, INC.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

_____________________

PROXY STATEMENT FOR 2011 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MONDAY, JUNE 27, 2011

INFORMATION CONCERNING SOLICITATION AND VOTING

_____________________

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Safe Bulkers, Inc., a Marshall Islands corporation (the “Company”), for use at the 2011 Annual Meeting of Stockholders to be held at 12:00 p.m. Greek local time, on Monday, June 27, 2011, 2011 at the Company’s principal executive offices at 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of 2011 Annual Meeting of Stockholders. This Proxy Statement, the accompanying proxy card and the Company’s 2010 annual report are expected to be mailed on or about May 24, 2011 to the stockholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 16, 2011 (the “Record Date”), the Company had outstanding 70,883,284 shares of common stock, par value $0.001 per share (the “Common Stock”). As of the Record Date, Vorini Holdings Inc., a Marshall Islands corporation controlled by the family of Polys Hajioannou, owned 45,814,815 shares of common stock, constituting approximately 64.63% of outstanding shares. Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2011 Annual Meeting of Stockholders.

The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SB.”

REVOCABILITY OF PROXIES

A Stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive offices at 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes. As provided in the Company’s First Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Konstantinos Adamopoulos and Frank Sica, each a Class III Director, for re-election as Class III Directors for terms expiring at the 2014 annual meeting and until their successors have been duly elected and qualified. The Board has determined that Mr. Sica is independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Directors shall be elected by a plurality of the votes cast at the Meeting.

NOMINEES FOR ELECTION

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Konstantinos Adamopoulos	48	Chief Financial Officer and Director	Class III	2014	2008
Frank Sica (2), (3)	60	Director	Class III	2014	2008

____________

(1) As of February 20, 2011.

(2) Member of corporate governance, nominating and compensation committee.

(3) Member of audit committee.

Nominees for Election

The Board has nominated the following individuals to serve as Class III directors for a three-year term expiring at the 2014 annual meeting and until their successors have been duly elected and qualified:

Konstantinos Adamopoulos
Chief Financial Officer and Class III Director

Konstantinos Adamopoulos is the Company’s Chief Financial Officer and has been a member of the Board since 2008. Prior to joining the Company, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National

Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds an M.B.A. in finance from the City University Business School and a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science.

Frank Sica
Class III Director

Frank Sica has been a member of the Board and of the Company’s corporate governance, nominating and compensation committee, and a member and chairman of the Company’s audit committee, since 2008. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his M.B.A. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores.

DIRECTORS CONTINUING IN OFFICE

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Polys Hajioannou	44	Chief Executive Officer and	Class I	2012	2008
		Chairman of the Board
Dr. Loukas Barmparis	48	President, Secretary and Director	Class II	2013	2008
Ioannis Foteinos	52	Chief Operating Officer and Director	Class I	2012	2009
Ole Wikborg (2), (3)	55	Director	Class I	2012	2008
John Gaffney (2), (3)	50	Director	Class II	2013	2009

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(1) As of February 21, 2011.

(2) Member of corporate governance, nominating and compensation committee.

(3) Member of audit committee.

The following directors will continue in office:

Class I Directors—Term to Expire in 2012

Polys Hajioannou
Chief Executive Officer, Chairman of the Board and Class I Director

Polys Hajioannou is the Company’s Chief Executive Officer and has been Chairman of the Board since 2008. Mr. Hajioannou also serves with Safety Management Overseas S.A., the Company’s manager, and prior to its inception, its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr.

Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Ioannis Foteinos
Chief Operating Officer and Class I Director

Ioannis Foteinos is the Company’s Chief Operating Officer and has been a member of the Board since February 2009. Mr. Foteinos has 25 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management Overseas S.A., the Company’s manager, in 1984, where he presently serves and will continue to serve as Chartering Manager.

Ole Wikborg
Class I Director

Ole Wikborg has been a member of the Board and of the Company’s audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and in 2010, he was elected as President of IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and is presently that organization’s Chairman. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA, based in Oslo and Zurich, and from 1993 until 1997, he served as a senior underwriter for the marine division of Protector Insurance Company ASA, based in Oslo. Prior to his career in the field of marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

Class II Directors—Term to Expire in 2013

Dr. Loukas Barmparis
President, Secretary and Class II Director

Dr. Loukas Barmparis is the Company’s President and Secretary and has been a member of the Board since 2008. Dr. Barmparis also serves as the technical manager of Safety Management Overseas S.A., the Company’s manager, which he joined in February 2006. Until 2009 he was the project development manager of the affiliated Alasia Development S.A., responsible for renewable energy projects. Prior to joining Safety Management Overseas S.A. and Alasia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds an M.B.A. from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the

University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

John Gaffney
Class II Director

John Gaffney has been a member of the Board and of the Company’s audit committee, and a member and chairman of the Company’s corporate governance, nominating and compensation committee, since October 2009. Mr. Gaffney joined Solyndra, Inc. in January 2010 as its Senior Vice President, Corporate Affairs and General Counsel, where he leads Solyndra’s corporate affairs and legal activities. From January 2008 through December 2009, Mr. Gaffney was an Executive Vice President at First Solar, where he led First Solar’s corporate development, legal, sustainable development and environmental affairs activities. Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner from 1993 to 2008. During his time at Cravath, Mr. Gaffney advised numerous corporate and financial institution clients on merger, acquisition and capital markets transactions. Mr. Gaffney holds a B.A. from George Washington University and a J.D. and an M.B.A. from New York University.

Independence

The Board has determined that each of Messrs. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Committees of the Board

Audit committee

The Company’s audit committee consists of Ole Wikborg, John Gaffney and Frank Sica, as chairman. The Board has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•        the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•        assisting the Board in monitoring the integrity of the Company’s financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and the Company’s internal audit function and the Company’s compliance with legal and regulatory requirements;

•        annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•        discussing the annual audited financial and quarterly statements with management and the independent auditors;

•        discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•        discussing policies with respect to risk assessment and risk management;

•        meeting separately, and periodically, with management, internal auditors and the independent auditor;

•        reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•        reporting regularly to the full Board; and

•        handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

The Company’s corporate governance, nominating and compensation committee consists of Ole Wikborg, Frank Sica and John Gaffney, as chairman. The corporate governance, nominating and compensation committee is responsible for:

•        nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the Chairman of the Board and executive officers;

•        selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;

•        developing and recommending to the full Board corporate governance guidelines applicable to us and keeping such guidelines under review;

•        overseeing the evaluation of the Board and management; and

•        handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2011.

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE, HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Dr. Loukas Barmparis
President and Secretary

May 24, 2011

Athens, Greece